TATA

27th November 2006
BP/AD-M1A/ 493

82-03733

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

06019166

SUPPL

Dear Sirs,

Audited Financial Results for the quarter/half-year ended 30th September 2006

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter/half-year ended 30th September 2006 which were approved by the Board of Directors of the Company at its meeting held today. We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

PROCESSED
DEC 2 0 2006
THOMSON
FINANCIAL

(B J Shroff)
Vice-President & Company Secretary

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 1 1 2006
WASH. D.C.
190

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street. Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2006

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-06 Audited	30-Sep-05 Unaudited	30-Sep-06 Audited	30-Sep-05 Unaudited	31-Mar-06 Audited
	MUs	MUs	MUs	MUs	MUs
1. Generation	3,522	3,420	7,346	7,171	13,746
2. Sales	3,545	3,341	7,352	6,958	13,616
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. Revenue	1,200.83	1,055.11	2,570.10	2,147.24	4,536.32
4. Expenditure					
a) Staff Cost	59.94	42.57	101.54	80.47	173.68
b) Cost of Power Purchased	172.32	133.55	349.16	244.62	583.20
c) Cost of Fuel	612.01	510.52	1,424.64	1,114.65	2,396.51
d) Cost of components, materials and services in respect of contracts	26.37	73.43	42.30	114.92	215.13
e) Other expenditure	80.65	54.72	144.82	111.22	332.34
f) Total expenditure (4a to 4e)	951.29	814.79	2,062.46	1,665.88	3,700.86
5. Operating Profit	249.54	240.32	507.64	481.36	835.46
6. Other Income	78.34	42.10	119.30	73.62	325.61
7. Interest and Finance Charges	38.79	43.03	91.22	80.88	165.28
8. Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	289.09	239.39	535.72	474.10	995.79
9. Depreciation	73.11	68.15	149.13	133.76	278.34
10. Provision for Contingencies					(30.00)
11. Profit before tax (8-9-10)	**215.98**	**171.24**	**386.59**	**340.34**	**747.45**
12. Provision for Taxation					
Current Tax	16.68	51.12	61.55	107.16	157.44
Deferred Tax	(3.92)	(7.07)	(0.91)	(13.86)	(27.47)
Fringe Benefit Tax	0.90	1.52	1.78	2.97	6.94
13. Profit after tax (11-12)	202.32	125.67	324.17	244.07	610.54
14. Statutory Appropriations (Refer Note 3)					35.29
15. Net Profit after tax and Statutory Appropriations (13-14)	**202.32**	**125.67**	**324.17**	**244.07**	**575.25**
16. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92	197.92	197.92
17. Reserves including Statutory Reserves					4,782.30
18. Basic Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	10.21	6.34	16.36	12.32	29.03
19. Diluted Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	9.58	6.00	15.39	11.63	27.34
20. Aggregate of public shareholding					
No. of shares			13,40,16,160	13,38,56,160	13,40,16,160
% of shareholding			67.72	67.64	67.72
21. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)					8.50
Amount (Rs. in crores)					168.41

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05	31-Mar-06
	Audited	Unaudited	Audited	Unaudited	Audited
Segment Revenue					
Power Business	1,166.84	981.12	2,510.65	2,034.27	4,303.72
Others	34.04	75.49	59.52	116.18	236.89
Total Segment Revenue	1,200.88	1,056.61	2,570.17	2,150.45	4,540.61
Less: Inter segment revenue	0.05	1.50	0.07	3.21	4.29
Net Sales/Income from Operations	**1,200.83**	**1,055.11**	**2,570.10**	**2,147.24**	**4,536.32**
Segment Results (Profit before tax and interest from each segment)					
Power Business	194.44	174.71	382.79	352.89	634.90
Others	(9.26)	0.64	(11.39)	(0.97)	2.71
Total Segment Results	185.18	175.35	371.40	351.92	637.61
Less: Interest Expense	40.77	37.18	79.30	73.78	148.46
Add: Unallocable Income net of Unallocable Expense	71.57	33.07	94.49	62.20	258.30
Total Profit Before Tax	**215.98**	**171.24**	**386.59**	**340.34**	**747.45**
Capital Employed					
Power Business	4,261.66	3,623.22	4,261.66	3,623.22	3,795.95
Others	89.45	173.83	89.45	173.83	213.34
Total Capital Employed	**4,351.11**	**3,797.05**	**4,351.11**	**3,797.05**	**4,009.29**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

5. In a matter pertaining to distribution rights of the Company, the Appellate Tribunal for Electricity vide its Order dated 22nd May, 2006, set aside MERC's Order and allowed as a whole the appeal preferred by REL. The financial consequences of the Appellate Tribunal's Order have neither been quantified in the Order nor been ascertained by the Company. The Company has filed an appeal in the Supreme Court and the hearing is in progress. By interim orders, the Supreme Court has allowed the Company to continue to supply electricity to its existing consumers and to connect to certain new consumers. The Company is of the view, supported by legal opinion, that the Appellate Tribunal's Order can be successfully challenged and consequently, no provision is considered necessary.

6. Current tax for the quarter and half year ended 30th September, 2006, is net of Rs. 31.19 crores (30th September, 2005 - Rs. Nil) and Rs. 28.46 crores (30th September, 2005 - including charge of Rs. 5.39 crores) respectively, being reversal of provision in respect of earlier years.

   Deferred tax for the quarter and half year ended 30th September, 2006, is net of Rs. 2.94 crores (30th September, 2005 - Rs. Nil) and Rs. 7.06 crores (30th September, 2005 - net of Rs. 4.31 crores) respectively, being additional charge in respect of earlier years.

7. Until 31st March, 2006, the Company was providing for retirement benefits such as leave encashment, gratuity etc. in accordance with Accounting Standard 15 (AS-15) on 'Accounting for Retirement Benefits in the Financial Statements of Employers'. Pursuant to AS-15 (Revised 2005) on 'Employee Benefits' becoming mandatory with effect from 1st April, 2006, the Company has accounted for all employee benefits (including retirement benefits) in accordance with the revised AS-15. As a result, an amount of Rs. 61.06 crores (net of tax of Rs. 28.37 crores) has been adjusted against the opening balance of General Reserves, the charge for the half year ended 30th September, 2006 is higher by Rs. 6.15 crores and Profit after tax is lower by Rs. 4.08 crores.

8. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st July, 2006	1
Received during the quarter ended 30th September, 2006	33
Disposed off during the quarter ended 30th September, 2006	7
Unresolved at the end of the quarter ended 30th September, 2006	27 @

@ All relate to non-receipt of dividends for the year 2005-06.

9. Previous period/year figures have been regrouped/reclassified wherever necessary.

Date: 27th November, 2006.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA

immediate use **PRESS RELEASE**

Tata Power Quarterly Revenues up by 13.81% at Rs. 1200.83 crores and Profits up by 60.99 % at Rs. 202.32 crores

- **Half-Yearly Revenues up by 19.69% and PAT up by 32.82%**
- **Sales up for the quarter at 6.11% at 3545 MUs**
- **Generation at Jojobera Thermal Station up by 16% for the quarter**
- **Signed a JV Agreement with Tata Steel for CPPs in Chattisgarh, Orissa & Jharkhand**
- **Signed an Agreement with Haldia Met Coke for 120 MW power plant at Haldia**
- **Groundbreaking on 1,000 MW Maithon mega power project**
- **Order placed for 100 MW wind power plants in Maharashtra**
- **Signed an agreement to develop two coal berth methane blocks**

Mumbai, 27th November 2006: The Tata Power Company Limited, India's largest private power utility, today announced its audited quarterly financial results for the period ended September 30, 2006.

Highlights – Q2 FY07:

- Tata Power reported profits of Rs. 202.32 crores and revenues of Rs. 1200.83 crores an increase of 60.99% and 13.81% respectively. During the corresponding period last year, profits and revenues were Rs. 125.67 crores and Rs. 1055.11 crores respectively.
- Sales Volume during the Quarter showed increase by 6.11% at 3545 MUs, while units sold in the Mumbai licence area showed increase by 4.21%. The Jojobera Thermal Power Station recorded generation of 616 MUs as compared to the corresponding quarter's generation of 531 MUs.
- Due to good monsoons this year, Tata Power's lakes in Maharashtra witnessed effective inflow of approx. 1781 MCM, leading to higher generation from its hydro power plants thus optimizing the balance between hydro and thermal generation and minimizing the pressure of rising fuel costs on its consumers.

Commenting on the performance this quarter, Mr. Prasad Menon, Managing Director – The Tata Power Co. Ltd., said, "The Company is now in the implementation phase of several new projects and this augurs well for the future growth. 250 MW coal based plant and 100 MW DG Sets for Mumbai are progressing well and we have commenced work on 120 MW Met Coke Project in Haldia, 100 MW wind power plants in Maharashtra and 1000 MW Maithon project. These projects on completion will lead to a step change in the Company's size of operations and will reflect in better operating results in due course. Given our track record of steady execution and widely acknowledged customer service, the Company is aiming to play a primary role in the growth of power sector with a country-wide footprint."

Projects

- The Company signed a Joint-Venture Agreement with Tata Steel to set up **Captive Power Plants in Chattisgarh, Orissa and Jharkhand**. Tata Power will hold 74 % equity in the venture, with Tata Steel holding 26 % equity. As a part of this initiative, Tata Power has already announced setting up a **120 MW captive power plant for Tata Steel in Jamshedpur,** based on blast furnace and coke oven gases. The project is due for commissioning by July 2008.
- The Company also signed an Agreement with **Haldia Met Coke & Power Company Limited** (HMC) to implement the **120 MW power plant project** located at Haldia. The plant is being constructed in two phases, first phase consisting of 2 units of 45 MW each and is expected to be commissioned by Oct' 07.
- Maithon Power Limited, a JV between Tata Power and Damodar Valley Corporation announced **ground breaking for the 1000 MW Mega Power Plant at Maithon site** during the Quarter. Financial closure for the Maithon Project is targeted around mid 2007. The first unit is scheduled for commissioning in late 2009 and the second unit by mid 2010.
- **250 MW (Unit 8) coal based Plant at Trombay and 100 MW DG Sets** progressing well to meet Mumbai's future power requirement.

- The Company placed an order for **100 MW wind power plants** in Maharashtra at Ahmednagar and Dhulia of 50 MW each.

- Signed an agreement to **develop two coal berth methane blocks** in a consortium with GAIL (India) Ltd., Arrow Energy N.L., Australia and Energy Infrastructure Group (EIG).

- In its maiden foray into the State, the Company has signed an **MoU with the Government of Orissa** for the development of a **1000 MW coal-based power project** with captive coal mining facilities at an estimated investment of around Rs. 4,300 crores, to be set up at Naraj Marthapur in Cuttack.

North Delhi Power Limited (NDPL): NDPL's 12 months rolling Aggregate Technical & Commercial Losses (AT&C) showed an improvement of over 5% compared to the corresponding period last year and stood at 27.7% in Sept 2006 as against a loss level of 32.74% in Sept 2005. NDPL has won Asian Power Awards 2006 for Excellence in Service Enhancement and Mr. Anil Kumar Sardana, Managing Director, North Delhi Power Limited (NDPL), has been conferred the 'Asian Power CEO of the Year Award' for 2006.

Recognition

- During the quarter the Company received Power Line's Expert Choice Award as the **"Most Admired Organisation in the Private Sector."**

- CRISIL reaffirmed the P1+ rating for Tata Power's Rs. 500 crore short-term debt programme (enhanced from Rs. 200 crore). This rating indicates that the degree of safety with regards to timely payment of interest and principal is **"very strong"**. CRISIL has also reaffirmed an **"AAA / Stable"** rating on the Company's three Rs. 500 crore NCD Programmes aggregating to Rs. 1500 crores.

- **ICRA** reaffirmed the **'LAAA' ratings** for the Rs. 10 billion Long-Term Debenture Programme and the Rs. 5 billion Long-Term Debenture Programme of The Tata Power Company Limited (TPC). The rating of LAAA is the highest-credit-quality rating assigned by ICRA, signifying that the rated instrument carries the lowest credit risk. The rating for the Rs. 5 billion Commercial Paper Programme (enhanced from Rs. 2 billion) has been retained at A1+, which is the highest-credit-quality rating assigned by ICRA to short-term debt instruments.

Highlights - H1FY07:

- Tata Power reported net profits up by 32.82% at Rs. 324.17 crores and revenues up by 19.69% at Rs. 2570.10 crores. In the corresponding period last year, profits and revenues were Rs. 244.07 crores and Rs. 2147.24 crores respectively.

- Sales Volume has increased by 5.66% to 7352 MUs and generation by 2.44% at 7346 MUs compared to the corresponding period last year.

The Company has filed a petition dated 14th November, 2006 with MERC seeking review of the Tariff Order dated 3rd Oct 2006 and pending final outcome of this petition, no adjustments have been made in the accounts for the current quarter/half year ended 30th September 2006. Adjustments if any will be recorded on the final outcome.

About Tata Power:
The Tata Power Company Limited is India's largest private sector power utility with an installed generation capacity of over 2300 MW. The company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all the segments of the power sector viz generation (thermal, hydro, solar and wind), transmission and distribution. Tata Power has successful public-private partnerships in generation, transmission and distribution- North Delhi Power Limited with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1000 MW Mega Power Project.

For further information please contact:

Ms. Shalini Singh
Chief, Corporate Communications,
The Tata Power Company Ltd.,
Phone: 6665 8748
Email: shalinis@tpc.co.in

Navin Tauro / Swati Sundareswaran
Vaishnavi Corporate Communications,
Phone: 6656 8787 / 8755 / 8743
Email: ntauro@vccpl.com; ssundareswaran@vccpl.com